4/0 - 33
Branch 18
811-00352
(Invesco Growth Fund)



INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



04052195

September 27, 2004



RECD S.E.C.
OCT 4 2004
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Certificate of Interested Parties** and an **Order** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
FEB 1 0 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-092704SEC.doc
092704 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

CERTIFICATE OF INTERESTED PARTIES

The undersigned, counsel of record for INVESCO Funds Group, Inc. and A I M Distributors, Inc. certifies that the following is a full and complete list of the parties in this action:

Name	Relationship
Herman C. Ragan, derivatively and on behalf of himself and all others similarly situated	Plaintiff
INVESCO Funds Group, Inc.	Defendant
A I M Distributors, Inc.	Defendant

The undersigned further certifies that the following is a full and complete list of officers, directors, or trustees of INVESCO Funds Group, Inc.:

Name	Relationship

At present, there are no directors.

The officers are:

Dawn M. Hawley	Treasurer, Chief Financial Officer
Jeffrey H. Kupor	Secretary
Brian K. Kawakami	Chief Compliance Officer

The undersigned further certifies that the following is a full and complete list of officers, directors, or trustees of A I M Distributors, Inc.:

Name	Relationship

[See Attachment A]

The undersigned further certifies that the following is a full and complete list of other persons, firms, partnerships, corporations, or organizations that have a financial interest in, or another interest which could be substantially affected by, the outcome of this case (including a relationship as a parent or holding company or similar relationship) regarding INVESCO Funds Group, Inc. and A I M Distributors, Inc.:

Name	Identification, Relationship & Interests
INVESCO Dynamics Fund	Mutual fund in which plaintiff purports to be a shareholder
INVESCO Growth Fund	Mutual fund in which plaintiff purports to be a shareholder
INVESCO Health Sciences Fund	Mutual fund in which plaintiff purports to be a shareholder
A I M Advisors, Inc.	Parent of A I M Distributors, Inc.
A I M Management Group, Inc.	Parent of A I M Advisors, Inc.
INVESCO North American Holdings, Inc.	Parent of INVESCO Funds Group, Inc.
AMVESCAP Group Services, Inc.	Parent of INVESCO North American Holdings, Inc.
AVZ, Inc.	Parent of AMVESCAP Group Services and A I M Management Group Inc.
AMVESCAP PLC	Parent of AVZ, Inc.
ICI Mutual Insurance Company	Insurer
Certain Underwriters at Lloyds, London	Insurer
Certain London Market Insurance Companies	Insurer
Zurich American Insurance Company	Insurer
Gulf Insurance Company	Insurer
Executive Risk Indemnity, Inc.	Insurer
Twin City Fire Insurance Company	Insurer
Greenwich Insurance Company	Insurer



THOMAS W. TUCKER
Georgia Bar No. 717975

OF COUNSEL:

TUCKER, EVERITT, LONG, BREWTON & LANIER
Post Office Box 2426
Augusta, Georgia 30903
(706) 722-0771

DANIEL A. POLLACK
EDWARD T. MCDERMOTT
ANTHONY ZACCARIA

OF COUNSEL:

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc.

ATTACHMENT A

A I M Distributors, Inc.

DIRECTORS

Gene L. Needles	Director
Mark H. Williamson	Director

OFFICERS

Gene L. Needles	Chairman Chief Executive Officer President
John S. Cooper	Executive Vice President, Director of Institutional & Alliance Sales
Marilyn M. Miller	Executive Vice President, Director of Marketing
James L. Salners	Executive Vice President and Director of Sales Strategy & Planning
James E. Stueve	Executive Vice President, Director of Retail Sales
Glenda A. Dayton	Senior Vice President, Director of Product Development & Management
Ivy B. McLemore	Senior Vice President, Director of Corporate Communications & Shareholder Relations
David J. Nardecchia	Senior Vice President, Director of Marketing Communications
Margaret A. Vinson	Senior Vice President, Director, e-Business
Gary K. Wendler	Senior Vice President, Director, Marketing Research & Analysis
Stephen H. Bitteker	First Vice President and Director of Offshore Funds Sales
Kevin M. Carome	Vice President
Mary A. Corcoran	Vice President
Rhonda Dixon-Gunner	Vice President
Dawn M. Hawley	Vice President and Treasurer
Ofelia M. Mayo	Vice President, General Counsel and Assistant Secretary
Kim T. McAuliffe	Vice President
Linda L. Warriner	Vice President
Norman W. Woodson	Vice President
Rebecca Starling-Klatt	Assistant Vice President and Chief Compliance Officer
Kathleen J. Pflueger	Secretary
David E. Hessel	Assistant Vice President and Assistant Treasurer
P. Michelle Grace	Assistant Secretary
John H. Lively	Assistant Secretary
Lisa A. Moss	Assistant Secretary and Anti-Money Laundering Compliance Officer
Stephen R. Rimes	Assistant Secretary

CERTIFICATE OF SERVICE

This is to certify that on the 20th day of September, 2004, I have served a copy of the within and foregoing CERTIFICATE OF INTERESTED PARTIES upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure property delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
P. O. Box 1547
Augusta, Georgia 30903-1547

Andrew P. Campbell
Campbell, Walter & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Building
2229 First Avenue, North
Birmingham, Alabama 35203



THOMAS W. TUCKER
Georgia Bar No. 717975

ORIGINAL

IN THE UNITED STATES DISTRICT COURT FOR THE
SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

v.

CV 304-031

INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,

Defendants.

ORDER

Plaintiff filed the captioned case alleging that Defendants have violated various federal securities laws in their handling of mutual fund marketing and distribution fees. (Doc. No. 1.) Presently before the Court is Defendants' motion to transfer this case to the Southern District of Texas pursuant to 28 U.S.C. §1404(a). (Doc. No. 5.) In response to Defendants' motion to transfer, Plaintiff requests limited discovery on the issue of venue. (Doc. No. 12.)

Section 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought." The grant or

DHB (39)

ccc: [signature]

19

denial of a motion for transfer under section 1404(a) rests within the sound discretion of the district court. Brown v. Connecticut Gen. Life Ins. Co., 934 F.2d 1193, 1197 (11th Cir. 1991). In exercising this discretion, the Court usually accords substantial weight to the location of records, witnesses, and parties. See Dove v. Massachusetts Mut. Life Ins. Co., 509 F.Supp. 248, 251 (S.D.Ga. 1981). However, these factors are less important in a case such as this one where factual disputes may be few and readily resolved without inconvenience to the witnesses and parties.

After considering the briefs submitted by the parties and hearing oral argument, it appears that a transfer to the Southern District of Texas at this stage of litigation may act as an impediment to the fair and expeditious resolution of this case. Therefore, Defendants' motion to transfer (Doc. No. 5) is provisionally **DENIED**. Plaintiff may proceed with limited discovery on matters which are reasonably calculated to address the issues of venue and transfer.

ORDER ENTERED at Augusta, Georgia, this 8th day of September 2004.



UNITED STATES DISTRICT JUDGE